October 27, 2014

VIA: EDGAR

Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D.C.  20549

Attn: Sandra Hunter, Esq.

RE:	Energie Holdings Inc.;
Form S-1;
SEC File No. 333-199174

Dear Ms. Hunter:

The undersigned, on behalf of Energie Holdings, Inc. (the “Company”), hereby requests that the United States Securities and Exchange Commission issue an Order of Effectiveness by acceleration to the Company’s above referenced registration statement on Form S-1, with an effective date and time of Wednesday, October 29, 2014, at 9:00 a.m. Eastern Time (7:00 a.m. Mountain Time).

As there is no underwriter for this offering, no consent of any FINRA member is required. In addition, in the event this date and time is not acceptable to the staff of the Commission, we would request that the staff accept oral requests for acceleration from the undersigned or our legal counsel, Andrew I. Telsey, Esq.

In addition, please be advised that:

(a) The Undersigned acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including, but not limited to, the above referenced filing;

(b) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) we acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ENERGIE HOLDINGS, INC.

Harold Hansen

Chief Executive Officer

cc: Andrew I. Telsey, Esq. (via e mail only)